KNIGHT OF ABYSS STUDIOS, INC.

GAAP Financial Statements

For the Year Ended December 31, 2024

Statement of Income

Revenue	$0.00
Total Revenue	$0.00
Operating & Administrative Expenses	$39,875.00
Total Expenses	$39,875.00
Net Loss	($39,875.00)

Statement of Changes in Shareholders' Equity

Beginning Equity (Jan 1, 2024)	$0.00
Preferred Stock Issued	$52,078.80
Net Loss (2024)	($39,875.00)
Ending Shareholders' Equity	$12,203.80

Balance Sheet

ASSETS

Cash and Cash Equivalents	$12,203.80
Total Assets	$12,203.80

LIABILITIES

Total Liabilities	$0.00

SHAREHOLDERS' EQUITY

Preferred Stock (Net Capital Raised)	$52,078.80
Accumulated Deficit	($39,875.00)
Total Shareholders' Equity	$12,203.80

Statement of Cash Flows

Cash Flows from Operating Activities

Net Loss	($39,875.00)
Net Cash Used in Operating Activities	($39,875.00)

Cash Flows from Financing Activities

Proceeds from Preferred Stock	$52,078.80
Net Cash Provided by Financing Activities	$52,078.80

Net Increase in Cash	$12,203.80
Cash at Beginning of Year	$0.00
Cash at End of Year	$12,203.80

Notes to Financial Statements

1. Nature of Operations: Knight of Abyss Studios, Inc. is a creative production company engaged in development activities. 2. Basis of Presentation: The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). 3. Capital Structure: During 2024, the Company issued preferred stock totaling $52,078.80 in capital contributions. 4. Accumulated Deficit: The Company incurred a net loss of $39,875.00 during 2024. 5. Cash: Cash at December 31, 2024 totaled $12,203.80. The Company reported no liabilities as of year-end.